April 24, 2012

VIA EDGAR (Correspondence Filing)

Mr. Bo Howell U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Mutual Fund Series Trust (the “Registrant”)

Post-Effective Amendment No. 75

File Nos. 333-132541; 811-21872

Dear Mr. Howell:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to Post-Effective Amendment No. 75 to the Registrant’s Registration Statement (the “Amendment”) and the Delux Long-Short Fund (formerly the Delux All Cap Stock Fund) (the “Fund”), a series of the Registrant.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1.

On the Prospectus cover, consider including a parenthetical to note the Fund’s former name.

Response:   A parenthetical has been added on the cover to note the Fund was “formerly known as the Delux All Cap Stock Fund”.

Comment 2.

Please confirm that “Other Expenses” in the fee table includes dividends and interest on securities sold short.

Response:   The Registrant has confirmed to us that the estimated “Other Expenses” in the fee table includes dividends and interest on securities sold short.

Comment 3.

The Fund’s fee table includes an amount for acquired fund fees and expenses, but the principal strategies disclosure does not mention investments in other investment companies as part of the Fund’s principal strategy.  Please include investments in other investment companies as part of the strategy disclosure or explain why you believe no such disclosure is appropriate.

Response: The expense listed in the fee table for acquired fund fees and expenses is based on the Fund’s investments in a money market fund. Investments in money market funds are not part of the Fund’s principal investment strategies.

Comment 4.

In the Fund’s SAI, item (g) under “Investment Restrictions” states that the Fund will not “invest 25% or more of  its total assets in a particular industry or group of related industries other than other investment companies.”  Please confirm that the Fund will not utilize other investment companies to effectively concentrate in a particular industry or group of related industries.

Response: The Registrant has confirmed to us that the Fund will not utilize other investment companies to concentrate in an industry or group of related industries.

Comment 5.

In the table of trustees and officers in the SAI, please update the number of funds overseen by each trustee to reflect the current number of series of the Registrant that have an effective registration statement.

Response: The SAI has been updated to include the current number of funds with effective registrations overseen by each trustee.

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

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